

February 26, 2021

Cheng Shaosen
Chief Executive Officer
Golden Path Acquisition Corporation
100 Park Avenue
New York, New York 10017

> **Re: Golden Path Acquisition Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted February 2, 2021**
> **CIK No. 0001841209**

Dear Mr. Shaosen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS

Signatures, page II-5

1.   Please include the signature of the company's authorized representative in the United States. See Instruction 1 to Signatures in Form S-1.

Exhibits

2.   Your amended and restated memorandum and articles of association filed as exhibit 3.2 does not amend and restate your memorandum and articles filed as exhibit 3.1. Please revise or advise.

       You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or Pam Howell at 202-551-3357 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Real Estate & Construction

cc: Brian Daughney, Esq.